SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 3
                                       To
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                  TEXOIL, INC.
                                (Name of Issuer)

                          Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   882906 50 6
                                 (CUSIP Number)

                                 Thomas G. Adler
                   Jenkens Gilchrist, Professional Corporation
                          1445 Ross Avenue, Suite 3200
                            Dallas, Texas 75202-2799
                                 (214) 855-4500
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                January 18, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 882906 50 6
           -----------

          1.   Name of Reporting Person: V&C Energy Limited Partnership

          2.   Check  the   Appropriate   Box  if  a  Member  of  a  Group  (See
               Instructions): (a) (b) [X]

          3.   SEC USE ONLY

          4.   Source of Funds (See instructions):WC

          5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          6.   Citizenship or Place of Organization: Michigan

         Number of               7.  Sole Voting Power           -0-
         Shares
         Beneficially            8.  Shared Voting Power         2,290,550 (1)
         Owned by Each
         Reporting               9.  Sole Dispositive Power      -0-
         Person With
                                10.  Shared Dispositive Power    2,290,550 (1)


          11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                  2,290,550 (1)

          12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions): [ ]

          13.  Percent of Class Represented by Amount in Row 11:   27.5%(2)

          14.  Type    of    Reporting    Person    (See    Instructions):  PN

--------------------------
(1) Includes 1,378,050 shares of Common Stock and 456,250 shares of Series A Convertible Preferred Stock, with each share of Series A Convertible Preferred being convertible into two shares of Common Stock at any time, subject to anti-dilution adjustment.

(2) Based on 7,410,225 shares of Common Stock issued and outstanding as of January 25, 2001, as determined from information reported in the Form 8-K of the Issuer filed on January 26, 2001 and 912,500 shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, for the purpose of computing such percentage.

CUSIP No. 882906 50 6
          -----------

          1.     Name of Reporting Person: Vlasic Investments, L.L.C.

          2.   Check  the   Appropriate   Box  if  a  Member  of  a  Group  (See
               Instructions): (a)      (b) [X]

          3.   SEC USE ONLY

          4.   Source of Funds (See instructions):WC

          5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          6.   Citizenship or Place of Organization:      Michigan


         Number of               7.  Sole Voting Power              17,463
         Shares
         Beneficially            8.  Shared Voting Power         2,290,550 (1)
         Owned by Each
         Reporting               9.  Sole Dispositive Power         17,463
         Person With
                                10.  Shared Dispositive Power    2,290,550 (1)


          11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                  2,308,013 (2)

          12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions): [ ]

          13.  Percent of Class Represented by Amount in Row 11:   27.7%(3)

          14.  Type    of    Reporting    Person    (See    Instructions):  OO


------------------
(1) Includes 1,378,050 shares of Common Stock and 456,250 shares of Series A Convertible Preferred Stock, with each share of Series A Convertible Preferred being convertible into two shares of Common Stock at any time, subject to anti-dilution adjustment.

(2) Includes 1,395,513 shares of Common Stock and 456,250 shares of Series A Convertible Preferred Stock, with each share of Series A Convertible Preferred being convertible into two shares of Common Stock at any time, subject to anti-dilution adjustment.

(3) Based on 7,410,225 shares of Common Stock issued and outstanding as of January 25, 2001, as determined from information reported in the Form 8-K of the Issuer filed on January 26, 2001 and 912,500 shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, for the purpose of computing such percentage.

CUSIP No. 882906 50 6
          -----------

          1.   Name of Reporting Person: Energy Resource Associates, Inc.

          2.   Check  the   Appropriate   Box  if  a  Member  of  a  Group  (See
               Instructions): (a) (b) [X]

          3.   SEC USE ONLY

          4.   Source of Funds (See instructions):WC

          5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          6.   Citizenship or Place of Organization: Texas

         Number of               7.  Sole Voting Power           -0-
         Shares
         Beneficially            8.  Shared Voting Power         2,290,550 (1)
         Owned by Each
         Reporting               9.  Sole Dispositive Power      -0-
         Person With
                                10.  Shared Dispositive Power    2,290,550 (1)


          11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                  2,290,550 (1)

          12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions): [ ]

          13.  Percent of Class Represented by Amount in Row 11: 27.5%(2)

          14.  Type    of    Reporting    Person    (See    Instructions): CO


--------------------------
(1) Includes 1,378,050 shares of Common Stock and 456,250 shares of Series A Convertible Preferred Stock, with each share of Series A Convertible Preferred being convertible into two shares of Common Stock at any time, subject to anti-dilution adjustment.

(2) Based on 7,410,225 shares of Common Stock issued and outstanding as of January 25, 2001, as determined from information reported in the Form 8-K of the Issuer filed on January 26, 2001 and 912,500 shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, for the purpose of computing such percentage.

CUSIP No. 882906 50 6
          -----------

          1.   Name of Reporting Person: Frank A. Lodzinski

          2.   Check  the   Appropriate   Box  if  a  Member  of  a  Group  (See
               Instructions): (a) (b) [X]

          3.   SEC USE ONLY

          4.   Source of Funds (See instructions):WC

          5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          6.   Citizenship or Place of Organization: United States of America


         Number of               7.  Sole Voting Power             117,148
         Shares
         Beneficially            8.  Shared Voting Power         2,290,550 (1)
         Owned by Each
         Reporting               9.  Sole Dispositive Power          -0-
         Person With
                                10.  Shared Dispositive Power    2,407,698 (2)


          11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                  2,407,698 (2)

          12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions): [ ]

          13.  Percent of Class Represented by Amount in Row 11:   28.9%(3)

          14.  Type    of    Reporting    Person    (See    Instructions):  PN

--------------------------
(1) Includes 1,378,050 shares of Common Stock and 456,250 shares of Series A Convertible Preferred Stock, with each share of Series A Convertible Preferred being convertible into two shares of Common Stock at any time, subject to anti-dilution adjustment.

(2) Includes 1,495,198 shares of Common Stock and 456,250 shares of Series A Convertible Preferred Stock, with each share of Series A Convertible Preferred being convertible into two shares of Common Stock at any time, subject to anti-dilution adjustment.

(3) Based on 7,410,225 shares of Common Stock issued and outstanding as of January 25, 2001, as determined from information reported in the Form 8-K of the Issuer filed on January 26, 2001 and 912,500 shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, for the purpose of computing such percentage.

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This Amendment No. 3 to Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Texoil, Inc. (the "Company"), the principal executive offices of which are located at 110 Cypress Station, Suite 220, Houston, Texas 77090. The Series A Convertible Preferred Stock of the Company (the "Preferred Stock") is convertible into two shares of Common Stock at any time upon the election of V&C Energy Limited Partnership ("V&C").

Item 2.  Identity and Background

         (a)      No change.

         (b)      No change.

         (c)      No change.

         (d)      No change.

         (e)      No change.

         (f)      No change.


Item 3.  Source and Amount of Funds or Other Consideration

         Not applicable

Item 4.  Purpose of the Transaction

  (a) and (b)     Pursuant  to an  Agreement  and  Plan of  Merger,  dated as of
                  January  18,  2001,  (the  "Merger  Agreement"),  among  Ocean
                  Energy, Inc., a Texas corporation  ("Ocean"),  OEI Acquisition
                  Corp., a Nevada  corporation  and  wholly-owned  subsidiary of
                  Ocean  ("Merger  Sub"),  and the  Company,  and subject to the conditions set forth therein  (including,  but not limited to, the adoption of the Merger  Agreement by the  stockholders  of the Company) Merger Sub will be merged (the "Merger") with and
                  into  the  Company,   the  Company   will  be  the   surviving
                  corporation  (the "Surviving  Corporation")  in the Merger and
                  will become a  wholly-owned  subsidiary of Ocean.  Each issued and  outstanding  share of the Common  Stock will be converted
                  into  the  right  to  receive   $8.25  and  each   issued  and
                  outstanding share of Preferred Stock will be converted into the right to receive $18.04. In addition, certain options and warrants to purchase Common Stock will be purchased for an amount per share equal to the difference between $8.25 and the exercise price per share of Common Stock covered by such option or warrant on the terms set forth in the Merger
                  Agreement.

                  Pursuant to the Merger Agreement, Merger Sub intends to effect a tender offer (the "Tender Offer") for all of the Company's issued and outstanding Common Stock and Preferred Stock at a purchase price of $8.25 and $18.04, respectively, per share. The tender and voting arrangements in the Tender and Voting Agreement and the Tender Agreement, as described in Item 5 below, are intended to support Merger Sub's efforts to effect the Tender Offer.

                  Pursuant to the Tender and Voting Agreement, V&C must tender all of its shares of Common Stock and Preferred Stock in the Tender Offer. Pursuant to the Tender Agreement, Mr. Lodzinski must tender all of his shares of Common Stock in the Tender Offer.

         (c)      Not Applicable

         (d) If the Tender Offer is consummated, the directors of Merger Sub will become the directors of the Surviving Corporation. Merger Sub shall be entitled to designate (i) such number of Class A directors, rounded up to the next whole number, as is equal to the product of the total number of Class A directors on the Board multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by Ocean or its affiliates bears to the total number of shares of Common Stock then outstanding (calculated on an as converted basis), and (ii) such number of Class B directors, rounded up to the next whole number, as is equal to the product of the total number of Class B directors multiplied by the percentage that the aggregate number of Common Stock of Preferred Stock beneficially owned by Ocean or its affiliates bears to the total number of Common Stock of Preferred Stock outstanding. If the Merger is consummated, the directors of Merger Sub will become the directors of the Surviving Corporation.

         (e) The Merger Agreement prohibits the Company from declaring, setting aside making or paying any dividend distribution in payable in cash stock, property or otherwise, (except for shares of Preferred Stock to be issued and cash to be paid as dividends on the Preferred Stock in accordance with the Company's articles of incorporation) or acquiring directly or indirectly any of its capital stock.

         (f) Upon consummation of the Merger, the Company will become a wholly-owned subsidiary of Ocean.

         (g) The Merger Agreement contains a number of provisions limiting the ability of the Company to become acquired by, or to pursue the acquisition of, the Company by, any persons other than Merger Sub during the pendency of the Merger Agreement. Upon consummation of the Merger, the articles of incorporation of Merger Sub will be the articles of incorporation of the Surviving Corporation.

         (h) Upon consummation of the Merger, the Common Stock may cease to be quoted on any quotation system or exchange.

         (i) Upon consummation of the Merger, the Common Stock may become eligible for termination of registration pursuant to Section 12(g) (4) of the Exchange Act.

         (j) Other than as described above, the Company currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of this Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         Item 5 is hereby deleted in its entirety and replaced with the following information:

         (a)      Number and Percentage of Securities Owned:
                  -----------------------------------------

                  V&C is the beneficial owner of 2,290,550 shares of Common Stock, representing approximately 27.5% of the Common Stock issued and outstanding.

                  By virtue of the relationship between V&C and Vlasic Investments, L.L.C. ("VI"), described in Item 2, VI may be deemed to be an indirect beneficial owner of 2,290,550 shares of Common Stock owned by V&C, in addition to its direct ownership of 17,463 shares of Common Stock.

                  By virtue of the relationship between V&C and Energy Resource Associates, Inc. ("ERA") described in Item 2, ERA may be deemed to be an indirect beneficial owner of 2,290,550 shares of Common Stock owned by V&C. Mr. Lodzinski, through his stock ownership of ERA, may be deemed to be an indirect beneficial owner of 2,290,550 shares of Common Stock owned by V&C, in addition to his direct ownership of 117,148 shares of Common Stock.

         (b)      Type of Ownership:
                  -----------------

                  Pursuant to the Tender and Voting Agreement, V&C has agreed to tender in the Tender Offer 1,378,050 shares of Common Stock and 456,250 shares of Preferred Stock, subject to the satisfaction of the conditions to the Tender Offer set forth in the Merger Agreement. V&C is, therefore, deemed to share dispositive power with respect to such Preferred Stock and the Common Stock into which such Common Stock and Preferred Stock is convertible.

                  Pursuant to the Tender and Voting Agreement, at any time before the earlier of the date upon which the Merger Agreement is validly terminated or the date upon which the Merger is consummated, V&C has agreed with Ocean and Merger Sub to vote all of its shares of stock of the Company, and has granted Ocean a proxy to vote such shares, (i) in favor of the Merger and the adoption of the Merger Agreement and in favor of each of the other actions contemplated by the Merger Agreement and any action that could reasonably be expected to facilitate the consummation of the Merger; (ii) against any action or agreement that could result in a breach of any representation, warranty, covenant or obligation of the Company in the Merger Agreement or Tender and Voting Agreement; and (iii) against the following actions (other than the Merger and the other transactions contemplated by the Merger Agreement) (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries; (B) any sale, lease or transfer of a material amount of assets of any of the Company or any of its subsidiaries (other than in the ordinary course of business); (C) any change in the management or a majority of the board of directors of the Company; (D) any material change in the capitalization or dividend policy or (E) any other material change in the Company's corporate structure or business of the Company. V&C retains the power to vote its shares of stock of the Company on all other matters. Therefore, V&C may be deemed to share voting power of its stock of the Company with Ocean and Merger Sub.

                  Pursuant to the Tender Agreement, Mr. Lodzinski has agreed to tender in the Tender Offer 117,148 shares of Common Stock directly owned by him, subject to the satisfaction of the conditions to the Tender Offer set forth in the Merger Agreement. Mr. Lodzinski, therefore, is deemed to share dispositive power with respect to such Common Stock.

         (c)      Transactions in Securities:
                  --------------------------

                  In addition to the transactions described herein:

                  (i) On January 23, 2001, V&C acquired 56,167 shares of Common Stock.

                  (ii) On January 24, 2001, Mr. Lodzinski acquired 77,148 shares of Common Stock.

                  (iii) On January 24, 2001, VI acquired 17,463 shares of Common Stock.

         (d)      Right to Receive Dividends:
                  --------------------------

                  Pursuant to the Merger Agreement, the tender of the Preferred Stock in the Tender Offer includes all rights associated with the Preferred Stock, including the right to receive dividends on such Preferred Stock.

         (e)      Cessation of Beneficial Ownership:
                  ---------------------------------

                  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
         -----------------------------------------------------------------------

                  Other than as described in Item 5(b) above and in the original
         Schedule 13D and amendments thereto to which this Amendment relates, to V&C's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of the original Schedule 13D and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

Exhibit 1 -       Agreement and Plan of Merger, dated as of January 18, 2001, by and among Ocean  Energy,  Inc.,  OEI  Acquisition,  Corp.  and
                  Texoil, Inc.*

Exhibit 2 -       Tender and Voting  Agreement by and among Ocean Energy,  Inc.,
                  OEI  Acquisition,  Corp.,  Quantum  Energy  Partners,  LP, V&C
                  Energy Limited Partners and certain other parties.**

Exhibit 3 -       Tender  Agreement  by  and  among  Ocean  Energy,   Inc.,  OEI
                  Acquisition Corp., Frank A. Lodzinski and other parties.***

----------------------------

* Incorporated by reference to Exhibit 2.3 to the Form 8-K filed by Texoil, Inc. on January 26, 2001.
** Incorporated by reference to Exhibit 2.4 to the Form 8-K filed by Texoil, Inc. on January 26, 2001.
*** Incorporated by reference to Exhibit 2.5 to the Form 8-K filed by Texoil, Inc. on January 26, 2001

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 20, 2001.

                                        V&C ENERGY LIMITED PARTNERSHIP

                                        By: Energy Resource Associates, Inc.,
                                            its General Partner


                                        By:  /s/ Frank A. Lodzinski
                                           ------------------------------------
                                           Name:  Frank A. Lodzinski.
                                           Title: President

                                        VLASIC INVESTMENTS, L.L.C.


                                        By:  /s/ Michael A. Vlasic
                                           ------------------------------------
                                           Name:   Michael A. Vlasic
                                           Title:  Managing Director


                                        ENERGY RESOURCE ASSOCIATES, INC.


                                         By:  /s/ Frank A. Lodzinski
                                            -----------------------------------
                                            Name:  Frank A. Lodzinski
                                            Title: President

                                         FRANK A. LODZINSKI

                                           /s/ Frank A. Lodzinski
                                         --------------------------------------